  Exhibit 99.1

Prophecy Development Appoints Joaquin Merino-Marquez as VP South American Operation

Vancouver, British Columbia, November 5, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX: PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce the appointment of Joaquin Merino-Marquez as Company’s Vice President, South American Operation, based in Bolivia effective November 1, 2019.

Joaquin is a Professional Geologist with 27 years of experience in the mining industry. Prior industry affiliations include roles as Vice President, Exploration for Primero Mining Corp. and Vice President Exploration for Apogee Minerals Ltd.

Prior to Apogee, Mr. Merino-Marquez was the exploration manager for Placer Dome at the Porgera Mine and a mine geologist at Hecla Mining's La Camorra mine. Joaquin is a native Spanish speaker and fluent in English. He holds a MSc from Queens University, and a BSc in Geology from University of Seville (Spain). He is a member of the Association of Professional Geoscientists of Ontario.

Michael Doolin, Prophecy’s CEO stated: “Joaquin’s immense knowledge of the Pulacayo mine will accelerate Prophecy’s effort in expanding Pulacayo resource and mine development. Joaquin in his recent Pulacayo visit, was still recognized, and well-liked by the local community which makes him a pleasure to work with and an excellent addition to our Prophecy team.”

From 2006 to 2010, Mr. Merino-Marquez lived in Bolivia and led Apogee’s 85,000-meter drill campaign at Pulacayo and Paca silver projects. The drill campaign was a success and defined over 90 million oz of silver resources according to independent, third-party estimates (which are now considered historic in nature and should not be relied up on as they are no longer NI43-101 compliant).

In 2015, Prophecy purchased Apogee’s Bolivian subsidiaries which have explored Pulacayo and Paca since 2005. In October 2019, the Bolivian government granted Prophecy’s Bolivian subsidiaries the 100% exclusive rights to develop and mine at the Pulacayo and Paca concessions for up to 30 years.

The Company further announces that pursuant to the terms of the Company’s Share-Based Compensation Plan, it has granted in aggregate, 1,680,000 incentive stock options (the “Options“), to certain directors, officers, employees and consultants of the Company. The Options are exercisable at a price of $0.44 per share and vest at 12.5% per quarter for the first two years following the date of grant. The Company also announces that it has issued 104,951 shares at a deemed price of $0.41 per share, in satisfaction of $43,030 of indebtedness currently owed by the Company to some Directors of the Company.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
CEO

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.